SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Information to be Included in Statements Filed Pursuant to § 240.13d-1(b), (c)
And (d) and Amendments Thereto Filed Pursuant to § 240.13d-2.

Under the Securities Exchange Act of 1934

TRANSDIGM GROUP INCORPORATED
(Name of Issuer)
COMMON STOCK
(Title of Class of Securities)
893641100
(CUSIP Number)
June 13, 2008
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is Filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

1.	NAME OF REPORTING PERSON Berkshire Fund VII, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	5.	SOLE VOTING POWER

NUMBER OF		2,108,066

SHARES	6.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		2,108,066

WITH	8.	SHARED DISPOSITIVE POWER

		0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	2,108,066

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

	☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	4.36%*

12.	TYPE OF REPORTING PERSON

	PN

*	Percentage calculations are based on the number of shares of Common Stock outstanding as of June 3, 2008, as provided in the Issuer’s Proxy Statement on Schedule 14A dated June 6, 2008.

1.	NAME OF REPORTING PERSON Berkshire Fund VII-A, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	5.	SOLE VOTING POWER

NUMBER OF		394,109

SHARES	6.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		394,109

WITH	8.	SHARED DISPOSITIVE POWER

		0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	394,109

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

	☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	0.82%*

12.	TYPE OF REPORTING PERSON

	PN

*	Percentage calculations are based on the number of shares of Common Stock outstanding as of June 3, 2008, as provided in the Issuer’s Proxy Statement on Schedule 14A dated June 6, 2008.

1.	NAME OF REPORTING PERSON Berkshire Investors LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

	Massachusetts

	5.	SOLE VOTING POWER

NUMBER OF		44,498

SHARES	6.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		44,498

WITH	8.	SHARED DISPOSITIVE POWER

		0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	44,498

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

	☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	0.09%*

12.	TYPE OF REPORTING PERSON

	PN

*	Percentage calculations are based on the number of shares of Common Stock outstanding as of June 3, 2008, as provided in the Issuer’s Proxy Statement on Schedule 14A dated June 6, 2008.

1.	NAME OF REPORTING PERSON Berkshire Investors III LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

	Massachusetts

	5.	SOLE VOTING POWER

NUMBER OF		11,327

SHARES	6.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		11,327

WITH	8.	SHARED DISPOSITIVE POWER

		0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	11,327

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

	☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	0.02%*

12.	TYPE OF REPORTING PERSON

	PN

*	Percentage calculations are based on the number of shares of Common Stock outstanding as of June 3, 2008, as provided in the Issuer’s Proxy Statement on Schedule 14A dated June 6, 2008.

1.	NAME OF REPORTING PERSON Stockbridge Special Situations Fund, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	5.	SOLE VOTING POWER

NUMBER OF		55,530

SHARES	6.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		55,530

WITH	8.	SHARED DISPOSITIVE POWER

		0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	55,530

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

	☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	0.11%*

12.	TYPE OF REPORTING PERSON

	PN

*	Percentage calculations are based on the number of shares of Common Stock outstanding as of June 3, 2008, as provided in the Issuer’s Proxy Statement on Schedule 14A dated June 6, 2008.

Item 1.
(a)	Name of Issuer

TransDigm Group Incorporated

(b)	Address of Issuer’s Principal Executive Offices

1301 East 9th Street, Suite 3710 Cleveland, Ohio 44114

Item 2.
(a)	Name of Person Filing:
     Berkshire Fund VII, L.P. (“Fund VII”), Berkshire Fund VII-A, L.P. (“Fund VII-A”), Berkshire Investors LLC (“Investors”), Berkshire Investors III LLC (“Investors III”) and Stockbridge Special Situations Fund, L.P. (“Stockbridge” and, with Fund VII, Fund VII-A, Investors, and Investors III the “Reporting Persons”) are jointly filing this Schedule 13G.
     Seventh Berkshire Associates LLC, a Massachusetts limited liability company (“7BA”), is the general partner of Fund VII and Fund VII-A. Stockbridge Associates LLC, a Delaware limited liability company (“SA”), is the general partner of Stockbridge. The managing members of 7BA are Michael C. Ascione, Bradley M. Bloom, Jane Brock-Wilson, Kevin T. Callaghan, J. Christopher Clifford, Carl Ferenbach, Christopher J. Hadley, Ross M. Jones, Lawrence S. Hamelsky, Richard K. Lubin, David R. Peeler and Robert J. Small (the “Berkshire Principals”). The Berkshire Principals are also the managing members of Investors, Investors III, and SA.
     The Reporting Persons often make acquisitions in, and dispose of, securities of an issuer on the same terms and conditions and at the same time. Based on the foregoing and the relationships described herein, these entities may be deemed to constitute a “group” for purposes of Section 13(g)(3) of the Securities Exchange Act of 1934. The filing of this statement shall not be construed as an admission that the Reporting Persons are a group, or have agreed to act as a group.
(b)	Address of principal business office:

The principal business address of each of the Reporting Persons is c/o Berkshire Partners LLC, One Boston Place, Boston, MA 02108.

(c)	Citizenship:

Fund VII, Fund VII-A and Stockbridge are organized under the laws of the State of Delaware. Investors and Investors III are organized under the laws of the Commonwealth of Massachusetts.

(d)	Title of class of securities:

Common Stock.

(e)	CUSIP Number:

893641100

Item 3.	Not Applicable.

Item 4.	Ownership
(a)	Amount beneficially owned:
     Fund VII directly holds 2,108,066 shares of Common Stock. Accordingly, Fund VII has sole voting power with respect to 2,108,066 shares of Common Stock and has sole dispositive power with respect to 2,108,066 shares of Common Stock.
     Fund VII-A directly holds 394,109 shares of Common Stock. Accordingly, Fund VII-A has sole voting power with respect to 394,109 shares of Common Stock and has sole dispositive power with respect to 394,109 shares of Common Stock.
     Based on the immediately preceding paragraphs, as the sole general partner of Fund VII and Fund VII-A, 7BA may be deemed to beneficially own the 2,502,175 shares of Common Stock held by Fund VII and Fund VII-A. However, 7BA disclaims beneficial ownership of such shares of Common Stock and the filing of this Statement shall not be construed as an admission that 7BA is, for the purpose of Section 13(g) of the Exchange Act, the beneficial owner of such shares held by Fund VII and Fund VII-A.
     Investors owns 44,498 shares of Common Stock. Accordingly, Investors has sole voting power with respect to 44,498 shares of Common Stock and has sole dispositive power with respect to 44,498 shares of Common Stock.
     Investors III owns 11,327 shares of Common Stock. Accordingly, Investors has sole voting power with respect to 11,327 shares of Common Stock and has sole dispositive power with respect to 11,327 shares of Common Stock.
     Stockbridge directly holds 55,530 shares of Common Stock. Accordingly, Stockbridge has sole voting power with respect to 55,530 shares of Common Stock and has sole dispositive power with respect to 55,530 shares of Common Stock.
     Based on the immediately preceding paragraph, as the sole general partner of Stockbridge, SA may be deemed to beneficially own 55,530 shares of Common Stock held by Stockbridge. However, SA disclaims beneficial ownership of such shares of Common Stock and the filing of this Statement shall not be construed as an admission that SA is, for the purpose of Section 13(g) of the Exchange Act, the beneficial owner of such shares held by Stockbridge.
     By virtue of their positions as managing members of 7BA, Investors, Investors III and SA, the Berkshire Principals may be deemed to possess indirect beneficial ownership of the shares of Common Stock beneficially owned by Fund VII, Fund VII-A, Investors, Investors III and Stockbridge. However, none of the Berkshire

Principals, acting alone, has voting or investment power with respect to shares beneficially owned by Fund VII, Fund VII-A, Investors, Investors III or Stockbridge, and as a result, each Berkshire Principal disclaims beneficial ownership of such shares of Common Stock.

(b)	Percent of class:

Fund VII beneficially owns 4.36% of the Issuer’s Common Stock.

Fund VII-A beneficially owns 0.82% of the Issuer’s Common Stock.

Investors beneficially owns 0.09% of the Issuer’s Common Stock.

Investors III beneficially owns 0.02% of the Issuer’s Common Stock.

Stockbridge beneficially owns 0.11% of the Issuer’s Common Stock.

Percentage calculations are based on 48,296,949 shares of Common Stock outstanding, which is the number of shares of Common Stock outstanding as of June 3, 2008, as provided in the Issuer’s Proxy Statement on Schedule 14A dated June 6, 2008.

(c)	Number of shares as to which the person has:
(i)	Sole power to vote or to direct the vote

Fund VII has the sole power to vote 2,108,066 shares of the Issuer’s Common Stock.

Fund VII-A has the sole power to vote 394,109 shares of the Issuer’s Common Stock.

Investors has the sole power to vote 44,498 shares of the Issuer’s Common Stock.

Investors III has the sole power to vote 11,327 shares of the Issuer’s Common Stock.

Stockbridge has the sole power to vote 55,530 shares of the Issuer’s Common Stock.

(ii)	Shared power to vote or to direct the vote

0

(iii)	Sole power to dispose or to direct the disposition of

Fund VII has the sole power to direct the disposition of 2,108,066 shares of the Issuer’s Common Stock.

Fund VII-A has the sole power to direct the disposition of 394,109 shares of the Issuer’s Common Stock.

Investors has the sole power to direct the disposition of 44,498 shares of the Issuer’s Common Stock.

Investors III has the sole power to direct the disposition of 11,327 shares of the Issuer’s Common Stock.

Stockbridge has the sole power to direct the disposition of 55,530 shares of the Issuer’s Common Stock.

(iv)	Shared power to dispose or to direct the disposition of

0

Item 5.	Ownership of five percent or less of a class.
     Not Applicable.

Item 6.	Ownership of more than five percent on behalf of another person.
     Not Applicable.

Item 7.	Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company or control person.
     Not Applicable.

Item 8.	Identification and classification of members of the group.
     Not Applicable.

Item 9.	Notice of dissolution of group.
     Not Applicable.

Item 10.	Certifications.
     Not Applicable.

Signature:
     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

BERKSHIRE FUND VII, L.P. By: Seventh Berkshire Associates LLC, its General Partner
By:	/s/ Christopher J. Hadley
	Name:	Christopher J. Hadley
	Title:	Managing Director

BERKSHIRE FUND VII-A, L.P. By: Seventh Berkshire Associates LLC, its General Partner
By:	/s/ Christopher J. Hadley
	Name:	Christopher J. Hadley
	Title:	Managing Director

BERKSHIRE INVESTORS LLC
By:	/s/ Christopher J. Hadley
	Name:	Christopher J. Hadley
	Title:	Managing Director

BERKSHIRE INVESTORS III LLC
By:	/s/ Christopher J. Hadley
	Name:	Christopher J. Hadley
	Title:	Managing Director

STOCKBRIDGE SPECIAL SITUATIONS FUND, L.P. By: Stockbridge Associates LLC, its General Partner
By:	/s/ Christopher J. Hadley
	Name:	Christopher J. Hadley
	Title:	Managing Director

Date: June 20, 2008